Exhibit 99.2

The Thomson Corporation

Consolidated Statement of Earnings and Retained Earnings

(unaudited)

	Three months ended March 31,
(millions of U.S. dollars, except per common share amounts)	2003	2002 (note 4)

Revenues (note 2)	1,669	1,680
Cost of sales, selling, marketing, general and administrative expenses (note 2)	(1,404)	(1,456)
Depreciation	(135)	(119)
Amortization	(73)	(66)
Restructuring charges (note 7)	—	(6)

Operating profit	57	33
Net gains on disposals of businesses and investments (note 9)	56	3
Net interest expense and other financing costs	(65)	(72)
Income taxes	3	9
Equity in net losses of associates, net of tax	(4)	(6)

Net earnings (loss)	47	(33)
Dividends declared on preference shares	(5)	(3)
Net gain on redemption of Series V Cumulative Redeemable Preference Shares (note 8)	24	—

Earnings (loss) attributable to common shares	66	(36)
Retained earnings at beginning of period (note 4)	6,196	6,244
Effect of adoption of accounting standard, net of tax (note 10)	—	(67)
Deduct net gain on redemption of Series V Cumulative Redeemable Preference Shares recorded in Share capital (note 8)	(24)	—
Dividends declared on common shares (note 9)	(396)	(110)

Retained earnings at end of period	5,842	6,031

Basic and diluted earnings (loss) per common share	$0.10	$(0.06)

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation

Consolidated Balance Sheet

	March 31, 2003	December 31, 2002
(millions of U.S. dollars)	(unaudited)	(note 4)

Assets
Cash and cash equivalents	550	709
Accounts receivable, net of allowances	1,219	1,534
Inventories	315	287
Prepaid expenses and other current assets	235	274
Deferred income taxes	215	215

Current assets	2,534	3,019
Property and equipment	1,505	1,548
Identifiable intangible assets	4,649	4,713
Goodwill	8,122	8,076
Other non-current assets (note 9)	1,039	1,186

Total assets	17,849	18,542

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	219	316
Accounts payable and accruals	1,217	1,641
Deferred revenue	988	927
Series V Cumulative Redeemable Preference Shares (note 8)	308	—
Current portion of long-term debt	328	318

Current liabilities	3,060	3,202
Long-term debt	3,607	3,487
Other non-current liabilities	1,037	1,131
Deferred income taxes	1,746	1,756

Total liabilities	9,450	9,576

Shareholders' equity
Share capital (note 8)	2,580	2,834
Cumulative translation adjustment	(23)	(64)
Retained earnings	5,842	6,196

Total shareholders' equity	8,399	8,966

Total liabilities and shareholders' equity	17,849	18,542

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation

Consolidated Statement of Cash Flow

(unaudited)

	Three months ended March 31,
(millions of U.S. dollars)	2003	2002 (note 4)

Cash provided by (used in):
Operating activities
Net earnings (loss)	47	(33)
Add back (deduct) items not involving cash:
Amortization of development costs and capitalized software	12	12
Depreciation	135	119
Amortization	73	66
Net gains on disposals of businesses and investments (note 9)	(56)	(3)
Deferred income taxes	(10)	(22)
Equity in net losses of associates, net of tax	4	6
Other, net	16	25
Changes in working capital and other items	(56)	(1)

Net cash provided by operating activities	165	169

Investing activities
Acquisitions of businesses and investments (note 6)	(28)	(11)
Proceeds from disposals of businesses and investments (note 9)	283	—
Additions to property and equipment	(87)	(111)
Other investing activities	(31)	(56)

Net cash provided by (used in) investing activities	137	(178)

Financing activities
Proceeds from debt	—	400
Repayments of short-term loan facilities	(108)	(268)
Dividends paid on preference shares	(6)	(6)
Dividends paid on common shares (note 9)	(348)	(70)
Other financing activities, net	1	—

Net cash (used in) provided by financing activities	(461)	56

	(159)	47
Translation adjustments	—	(2)

(Decrease) increase in cash and cash equivalents	(159)	45
Cash and cash equivalents at beginning of period	709	532

Cash and cash equivalents at end of period	550	577

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation

Segmented Information

(unaudited)

Thomson is a global provider of integrated information solutions for business and professional customers. Thomson operates in four reportable market segments worldwide.

The following tables include measurements for EBITDA and adjusted operating profit which do not have any standardized meaning prescribed by Canadian generally accepted accounting principles. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our income statement are included in Note 13.

Business Segments — Three months ended March 31, 2003

(millions of U.S. dollars)	Revenue	EBITDA[2]	Adjusted operating profit[3]

Legal & Regulatory	677	152	109
Learning	385	(12)	(46)
Financial	386	95	50
Scientific & Healthcare	189	38	31
Corporate and other[1]	41	(8)	(14)
Eliminations	(9)	—	—

Total	1,669	265	130

Business Segments — Three months ended March 31, 2002

(millions of U.S. dollars)	Revenue	EBITDA[2]	Adjusted operating profit[3]

Legal & Regulatory	665	138	99
Learning	397	(12)	(41)
Financial[4]	414	95	56
Scientific & Healthcare	169	33	26
Corporate and other1,[5]	44	(30)	(35)
Eliminations	(9)	—	—

Total	1,680	224	105

Corporate and other includes the results of Thomson Media, a non-reportable segment, as well as corporate costs and costs associated with the Company's stock appreciation rights. Thomson Media's results for the three-month period ended March 31, 2003 include revenues of $41 million (2002 — $44 million), earnings before interest, taxes, depreciation, amortization and restructuring charges of $2 million (2002 — $(1) million) and operating profit before amortization and restructuring charges of nil (2002 — $(3) million).

Earnings before interest, taxes, depreciation, amortization and restructuring charges. See Note 13 to the consolidated financial statements.

Adjusted operating profit excludes amortization and restructuring charges. See Note 13 to the consolidated financial statements.

4
For the three months ended March 31, 2002, revenues and expenses within the Financial segment were each increased by $18 million in order to present on a gross basis certain stock exchange fees charged to customers which had previously been netted. This reclassification had no impact on EBITDA or adjusted operating profit. See Note 2 to the consolidated financial statements.

5
Effective January 1, 2003, the Company began expensing stock options, with restatement of prior periods. As a result of the restatement, for the three months ended March 31, 2002, each of Corporate and other, EBITDA and adjusted operating profit reflect an additional charge of $4 million as compared to the previously reported amounts. See Note 4 to the consolidated financial statements.

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation

Notes to Consolidated Financial Statements

(unaudited) (unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Consolidated Financial Statements

Principles of Consolidation

The unaudited interim consolidated financial statements of The Thomson Corporation ("Thomson" or the "Company") include all controlled companies and its proportionate share in joint venture interests, and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). All intercompany transactions and balances are eliminated on consolidation.

Note 2: Accounting Principles and Methods

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, Interim Financial Statements. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian GAAP have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2002, as set out in the 2002 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. Except for the change in accounting policy used to record stock-based compensation as discussed in Note 4, the consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's financial statements for the year ended December 31, 2002.

Where necessary, certain amounts for 2002 have been reclassified to conform to the current period's presentation. Specifically, within the Financial group, for the three months ended March 31, 2002, revenues and cost of sales, selling, marketing, general and administrative expenses were each increased by $18 million to present on a gross basis certain stock exchange fees charged to customers which had previously been netted. The revised presentation is in accordance with Emerging Issues Committee ("EIC") Abstract 123, Reporting Revenue Gross as a Principal versus Net as an Agent, which addresses whether an enterprise should recognize revenue based upon the gross amount billed to the customer or the net amount retained. This reclassification had no impact on operating profit or net loss.

Note 3: Seasonality

Typically, a much greater portion of the Company's operating profit and operating cash flows arises in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are spread more evenly throughout the year. As a result, operating margins generally increase as the year progresses. For these reasons, the performance of the Company may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with results in the same quarter for the previous year.

Note 4: Effect of a Change in Accounting Policy

Effective January 1, 2003, the Company began expensing the fair value of all stock options issued as allowed under CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments ("CICA 3870"). Prior to January 1, 2003, the Company used the intrinsic value-based method to account for its stock incentive plan and therefore no compensation expense had been recognized under the plan. This change in policy has been applied retroactively for all periods. For the three months ended March 31, 2003, compensation expense recorded in connection with the stock incentive plan was $5 million (2002 — $4 million) on a before tax basis.

The following details the restatements made to the previously reported consolidated financial statements:

	Three months ended March 31, 2002
Consolidated statement of earnings and retained earnings	As reported	As restated

Operating profit	37	33
Income tax benefit	7	9
Net earnings (loss)	(31)	(33)
Retained earnings at beginning of period	6,253	6,244
Earnings (loss) per common share	$(0.05)	$(0.06)

	December 31, 2002
Consolidated balance sheet	As reported	As restated

Net long term deferred income tax liabilities	1,768	1,756
Share capital	2,803	2,834
Retained earnings	6,215	6,196

	Three months ended March 31, 2002
Consolidated statement of cash flow	As reported	As restated

Net earnings (loss)	(31)	(33)
Deferred income taxes	(20)	(22)
Other items not involving cash, net	21	25

Using the Black-Scholes pricing model, the weighted average fair value of options granted during the three-month periods ended March 31, 2003 and 2002 was estimated to be $6.83 and $13.38, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option-pricing model for the three-month periods ended March 31, 2003 and 2002 were as follows:

	Three months ended March 31,

	2003	2002

Risk-free interest rate	3.5%	4.8%
Dividend yield	2.2%	2.1%
Volatility factor	25.4%	26.4%
Expected life (in years)	6	6

Other information related to the Company's stock incentive plan and stock appreciation rights plan can be found in Notes 1 and 20 of the Company's consolidated financial statements for the year ended December 31, 2002.

Note 5: Earnings per Common Share

In accordance with the revised CICA Handbook Section 3500, Earnings per Share, the Company uses the treasury stock method to calculate diluted earnings per common share. Basic earnings per common share are calculated by dividing earnings (loss) attributable to common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per common share are calculated using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options and other securities.

The weighted average number of common shares outstanding, as well as a reconciliation of the weighted average number of common shares outstanding used in the basic earnings per common share computation to the weighted average number of common shares outstanding used in the diluted earnings per common share computation, is presented below.

	For the three months ended March 31,

	2003	2002

Basic	651,802,099	630,987,019
Effect of stock and other incentive plans	41,194	—

Diluted	651,843,293	630,987,019

For the period ended March 31, 2002, approximately 600,000 shares attributable to the assumed exercise of outstanding options were excluded from the calculation of diluted earnings per share because the effect was antidilutive.

As of April 30, 2003, 653,004,161 common shares were outstanding, as well as options to purchase 9,638,615 shares under the Thomson stock incentive plan.

Note 6: Acquisitions of Businesses and Investments

During the three-month period ended March 31, 2003, eight businesses were acquired for an aggregate cash consideration of $28 million (2002 — $8 million). These acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Additionally, during the three-month period ended March 31, 2003, no investments in businesses were made (2002 — $3 million).

Goodwill and identifiable intangible assets acquired with businesses purchased during the three-month period ended March 31, 2003 were $29 million and $4 million, respectively. The majority of the acquired goodwill is not deductible for tax purposes. Allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

As of March 31, 2003, the balance of the reserves for exit costs related to business acquisitions consummated during 2001 through 2003 totaled $19 million. Reserves recorded in connection with businesses acquired during the three-month period ended March 31, 2003 were less than $1 million. The following table presents the activity in these acquisition reserve accounts, which are included within "Accounts payable and accruals" and "Other non-current liabilities" in the consolidated balance sheet.

Type of cost	As at December 31, 2002	2003 Utilization	As at March 31, 2003

Severance and other employee-related costs	8	(3)	5
Lease cancellation and idle facility costs	11	(1)	10
Other exit costs	4	—	4

Total	23	(4)	19

Note 7: Restructuring Charges

During the first quarter of 2002, the Company completed restructuring activities pertaining to strategic initiatives undertaken by Thomson in the prior year to improve operational and administrative efficiencies within the Legal & Regulatory group and Thomson Media. The following table sets forth the total charges incurred by group:

	For the three months ended March 31,

	2003	2002

Legal & Regulatory	—	4
Corporate and other	—	2

	—	6

The following table presents the activity in and balances of the restructuring liability accounts, included in "Accounts payable and accruals" and "Other non-current liabilities" in the consolidated balance sheet, from January 1, 2003 through March 31, 2003:

	Balance December 31, 2002			Balance March 31, 2002
		2003 Activity
Type of cost		Utilization	Other

Severance	3	(2)	—	1
Contract cancellation costs	6	—	(1)	5
Other exit costs	1	—	—	1

	10	(2)	(1)	7

Substantially all of the restructuring charges recorded represented expected cash outlays.

Note 8: Preference Share Capital Redemption

In February 2003, Thomson exercised its right to redeem all of its outstanding Series V Cumulative Redeemable Preference Shares. The shares were redeemed on April 14, 2003 at a price of Cdn$25.50 per share in addition to accrued and unpaid dividends up to, but not including, the redemption date. At December 31, 2002, the shares were recorded within "Share capital" within the consolidated balance sheet at their historical value of $332 million. As at March 31, 2003, these shares were recorded within current liabilities at the redemption amount of $308 million. The difference of $24 million between the historical value and the redemption amount at the date of exercise, which is due to exchange rate fluctuations of $30 million reduced by the premium paid on the redemption of $6 million, was recorded as an increase to contributed surplus, a component of share capital, and is included in the calculation of earnings attributable to common shares.

Note 9: Bell Globemedia Inc.

On March 17, 2003, the Company sold its 20% interest in Bell Globemedia Inc. ("BGM") to a company that is owned by the Thomson family for $279 million. In the event that BGM is subsequently sold to a third party for a gain prior to February 7, 2005, the Company is entitled to receive half of the gain relative to its former interest, subject to certain adjustments. If no such gains are recognized from a subsequent sale to a third party, the Company is not required to reimburse the former owner for any losses. The Company's Board of Directors appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to the Company as to the fairness of the transaction from a financial point of view. One of the directors of the Company is also a director of the parent company of the financial advisor and accordingly was not a member of the committee.

In connection with the sale, the Company paid a special dividend, equal to the proceeds received, of $0.428 per common share on March 17, 2003. During the fourth quarter of 2002, the Company had reduced the carrying amount of this investment by $67 million, reflecting its share of a writedown of goodwill recorded by BGM. Upon completion of the sale of the Company's interest, it recognized a gain of $55 million recorded in "Net gains on disposals of businesses and investments" within the consolidated statement of earnings and retained earnings, largely offsetting the previous non-cash writedown.

Note 10: Effect of Adoption of Accounting Standard on Goodwill and Other Intangible Assets

In July 2001, the CICA issued Handbook Section 3062 Goodwill and Other Intangible Assets ("CICA 3062"). CICA 3062, which became effective January 1, 2002, eliminates the amortization of goodwill and identifiable intangible assets with indefinite useful lives, but subjects such assets to tests for impairment based upon comparing carrying values to their fair values at least annually or when certain conditions arise. This fair value-based approach to impairment differs from the previous approach, under which impairment was determined by comparing net carrying amounts to net recoverable amounts. The transitional provisions of CICA 3062 required that the Company perform an initial impairment test as of January 1, 2002. During the first quarter of 2002, as a result of that transitional impairment test and the adoption of the provisions of this new accounting standard, the Company recorded pre-tax reductions in the carrying amounts of identifiable intangible assets with indefinite useful lives of $26 million and goodwill of $50 million related to a unit in Scientific & Healthcare. This non-cash charge, which totaled $67 million after taxes, was applied to the opening balance of retained earnings as of January 1, 2002. Fair value was determined for the Company's reporting units based on a combination of various techniques, including the present value of future cash flows and earnings multiples of competitors. Fair value for intangible assets with indefinite useful lives was determined using an income approach, the relief from royalties method.

Note 11: Related Party Transactions

As at March 31, 2003, through The Woodbridge Company Limited ("Woodbridge") and its affiliates, Kenneth R. Thomson controlled approximately 69% of the common shares of Thomson.

In the normal course of business, a Woodbridge-owned company rents office space from one of the Company's subsidiaries. Additionally, a number of the Company's subsidiaries charge a Woodbridge-owned company administrative fees for various services.

Woodbridge has committed to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in newly issued common shares of Thomson until June 2005.

On March 17, 2003, the Company sold its 20% interest in BGM to a company that is owned by the Thomson family for $279 million. See Note 9.

Note 12: Recently Issued Accounting Standards

The Accounting Standards Board and the EIC of the CICA have recently issued several accounting standards that are applicable to our activities. An overview of each of these standards follows:

Effective for the period ended March 31, 2003:

CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. Effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. This Handbook Section was issued in December 2002 with the purpose of harmonizing Canadian GAAP with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The key aspects of Handbook Section 3475 are as follows:

  •
  a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;
  •
  a long-lived asset can only be classified as held for sale if certain criteria are met;
  •
  an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;
  •
  a loss recognized on classification of an asset as held for sale does not include future operating losses;
  •
  discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;
  •
  the income statement display of discontinued operations is unchanged from previous display; and
  •
  various disclosures related to the disposal of long-lived assets is required.

The Company adopted Handbook Section 3475 early, with no impact to the financial statements in the first quarter of 2003.

Accounting Guideline AcG-14, Disclosure of Guarantees. This Guideline was issued in February 2003 with the intention of harmonizing Canadian GAAP with U.S. GAAP. The Guideline, which is effective for periods beginning on or after January 1, 2003, requires disclosure of information about certain types of guarantee contracts that require payments contingent on specified types of future events. The Company adopted these disclosure requirements in the financial statements for the year ended December 31, 2002, with no material impact.

Effective for future periods:

CICA Handbook Section 3110, Asset Retirement Obligations. Effective for fiscal years beginning on or after January 1, 2004. This Handbook Section was issued in March 2003, with the purpose of harmonizing Canadian GAAP with US GAAP. The Handbook Section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. For example, the Handbook Section applies to removal of plant and equipment from leased property upon termination of the lease.

The Company is in the process of assessing the impact of Handbook Section 3110, the impact of which will reflect obligations in existence at the time of adoption.

Accounting Guideline AcG-13, Hedging Relationships. Effective for hedging relationships in effect in fiscal years beginning on or after July 1, 2003. This Guideline was issued by the CICA in 2001 and addresses the identification, designation, documentation and effectiveness of hedging relationships. It establishes conditions for applying hedge accounting.

EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. Effective for periods after the adoption of AcG-13. Issued in June 2002, the consensus reached in EIC Abstract 128 must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The consensus requires that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13, should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

The Company is in the process of assessing the impact of AcG-13 and EIC Abstract 128, the final outcome of which will reflect the financial instruments in place at the date of adoption.

EIC Abstract 134, Accounting for Severance and Termination Benefits. In March 2003, the EIC issued EIC Abstract 134, which addresses the various types of severance and termination benefits related to the termination of an employee's services prior to normal retirement. The accounting treatment must be applied prospectively to exit or disposal activities initiated after March 31, 2003. This Abstract harmonizes Canadian GAAP on this issue with U.S. GAAP.

EIC Abstract 135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring). Also in March 2003, the EIC issued EIC Abstract 135, which addresses the accounting for costs associated with exit or disposal activities, including costs incurred in a restructuring. This Abstract harmonizes Canadian GAAP on this issue with U.S. GAAP. The Abstract addresses costs including, but not limited to:

  •
  termination benefits provided to current employees whose employment is involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract;
  •
  costs to terminate contracts other than capital leases; and
  •
  costs to consolidate facilities or relocate employees.

The Abstract requires that a liability for a cost associated with an exit activity or disposal activity be recognized and measured initially at fair value in the period in which the liability is incurred. The new guidance differs from previously existing GAAP in that, under previous GAAP, an entity could accrue for costs associated with exit or disposal activities when management had a formal plan in place and the costs could be reasonably estimated. The new GAAP will defer recognition of those liabilities until the costs have been incurred.

The Abstract is effective prospectively for all exit or disposal activities initiated after March 31, 2003.

Note 13: Business Segment Information

In accordance with CICA Handbook Section 1701, Segment Disclosure, the Company discloses information about its operating segments based upon the measures used by management in assessing the performance of those operating segments. Earnings before interest, taxes, depreciation, amortization and restructuring charges ("EBITDA"), and operating profit before amortization and restructuring charges ("adjusted operating profit"), are used by the Company to measure its operating performance, including its ability to generate cash flow. Among other things, EBITDA eliminates the differences that arise between businesses due to the manner in which they were acquired, funded or recorded. In particular, EBITDA excludes the effects of amortization of identifiable intangible assets, which is a non-cash charge arising from acquisitions accounted for under the purchase method of accounting. Adjusted operating profit reflects depreciation expense, but eliminates the effects of restructuring charges and amortization of identifiable intangible assets. Because the Company does not consider these items to be operating costs, it excludes them from the measurement of its operating performance. EBITDA and adjusted operating profit do not have any standardized meaning prescribed by generally accepted accounting principles.

The following table provides a reconciliation of operating profit within the consolidated statement of earnings and retained earnings to both EBITDA and adjusted operating profit included within the business segment information for the three months ended March 31, 2003 and 2002.

For the Three Months Ended March 31, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total

Operating profit	85	(69)	34	24	(17)	57
Add back:
Amortization	24	23	16	7	3	73

Adjusted operating profit	109	(46)	50	31	(14)	130
Add back:
Depreciation	43	34	45	7	6	135

EBITDA	152	(12)	95	38	(8)	265

For the Three Months Ended March 31, 2002
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total

Operating profit	74	(64)	41	21	(39)	33
Add back:
Restructuring charges	4	—	—	—	2	6
Amortization	21	23	15	5	2	66

Adjusted operating profit	99	(41)	56	26	(35)	105
Add back:
Depreciation	39	29	39	7	5	119

EBITDA	138	(12)	95	33	(30)	224

Note 14: Reconciliation of Canadian to U.S. Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP. The following schedules present the material differences between Canadian and U.S. GAAP.

	For the three months ended March 31,

	2003	2002

Net earnings (loss) under Canadian GAAP	47	(33)
Differences in GAAP increasing (decreasing) reported earnings:
Development costs	6	5
Identifiable intangible assets and goodwill	1	(3)
Related party transactions (note 9)	(55)	—
Derivative instruments and hedging activities	3	7
Income taxes	(2)	(1)

Earnings (loss) under U.S. GAAP, before cumulative effect of change in accounting principle	—	(25)
Cumulative effect of change in accounting principle, net of tax	—	(66)

Net income under U.S. GAAP	—	(91)

Basic and diluted earnings (loss) per common share, under U.S. GAAP, from:
Continuing operations, before cumulative effect of change in accounting principle	$0.03	$(0.04)
Cumulative effect of change in accounting principle, net of tax	—	$(0.11)

Basic and diluted earnings (loss) per common share[1]	$0.03	$(0.15)

1
Earnings per common share is calculated after taking into account dividends declared on preference shares, and the premium and foreign exchange gain recognized in connection with the redemption of the Series V Cumulative Redeemable Preference Shares.

Descriptions of the nature of the reconciling differences are provided below:

Development Costs

Under Canadian GAAP, certain costs classified as development are deferred and amortized over their estimated useful lives. Under U.S. GAAP, all development costs are expensed as incurred.

Identifiable Intangible Assets and Goodwill

Under U.S. GAAP, the allocation of the purchase price of acquisitions prior to January 1, 2001 and amortization of intangibles differs from Canadian GAAP. These historical differences primarily relate to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) a gain resulting from a 1997 disposal mandated by the U.S. Department of Justice, which has been treated as a reduction of goodwill under Canadian GAAP; (iii) overall increased amortization charges; and (iv) differences in gain or loss calculations on business disposals resulting from the above factors.

Related Party Transactions

During the three months ended March 31, 2003, in accordance with Canadian GAAP, the Company recognized a gain on a transaction with its controlling shareholder in its net earnings. Under U.S. GAAP, such related party gains are not recognizable in net earnings, but must be reflected as equity transactions. The related party transaction related to the sale of the Company's 20% interest in BGM to a company that is owned by the Thomson family, and resulted in a gain of $55 million.

Derivative Instruments and Hedging Activities

Under Canadian GAAP, the fair values of derivative instruments are disclosed in the notes to the Company's consolidated financial statements as at and for the year ended December 31, 2002, but not recorded in the Company's consolidated balance sheet. Under U.S. Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings.

Income Taxes

The income tax adjustment for each period is comprised of the tax effect of the U.S. GAAP reconciling items. The adjustment to shareholders' equity relates entirely to deferred tax liabilities.

Change in Accounting Principle

The cumulative effect of change in accounting principle represents the transitional impairment charge relating to adopting SFAS 142, Goodwill and Other Intangible Assets, the U.S. GAAP equivalent of CICA Handbook Section 3062. Under U.S. GAAP, this charge is required to be recorded net of tax as a cumulative effect of a change in accounting principle, which is a component of net income, as compared with a charge to opening retained earnings under Canadian GAAP.

The recognition and measurement provisions of FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others became effective January 1, 2003. Under those provisions, entities are required to recognize a liability for the fair value of obligations undertaken in issuing certain guarantees. The adoption of FIN 45 had no material impact on the Company's U.S. GAAP financial statements.

Note 15: Subsequent Events (unaudited)

On April 3, 2003, the Company announced that it had entered into a definitive agreement to acquire Elite Information Group Inc. ("Elite"), a leading provider of integrated practice and financial management applications for legal and professional services markets. On April 11, 2003, a newly formed Thomson subsidiary commenced a cash tender offer for all of the outstanding shares of Elite's common stock, at a price of $14 per share, or approximately $122 million. The Elite Board of Directors unanimously approved the agreement and the transaction is expected to close in the second quarter of 2003.

On April 14, 2003, the Company redeemed all of its outstanding Series V Cumulative Redeemable Preference Shares. See Note 8.